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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Exhibit 1         Cautionary  Statement  for the  Purposes of the "Safe  Harbor"
                  Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 September 24, 2003 Press Release Announcing that Futuremedia PLC is Offering a New "Learn From Home" Package.




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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company



By: /s/ Mats Johansson
    ---------------------------------
Mats Johansson
Chief Executive Officer




Date: 24 September 2003




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                                    EXHIBIT 1





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  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.





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                                    EXHIBIT 2







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PRESS RELEASE

Futuremedia Plc Offering New "Learn From Home" Package

New Package for Large Corporations Can Be Part-Financed by Many European Governments' Tax Credits

BRIGHTON, ENGLAND--Sep 24, 2003 -- E-Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced that the Company has added a new "Learn from Home" package to its product range. The product is aimed at large corporations who wish to extend the opportunities of training employees from the comfort of their own homes, whilst motivating them by offering personal education packages for the whole family at the same time.

The offering comprises the installation of a lap top or desk top computer, free internet access and e-learning software packages for family and personal use, in addition to targeted learning content related to specific employee positions. In order to familiarise people who are not familiar with the use of PCs and the Web, Internet games and Futuremedia hosted personal learning websites will be part of the package. The cost of the programme to employees can be discounted through Government-supported tax incentives and employers' buying power. The aim is to bring further skills to businesses by giving all employees the opportunity to us IT to access learning resources.

Mats Johansson, Chief Executive of Futuremedia, stated: "We know from our customers that the main issue preventing them from reaping the full benefit of e-learning has been the staff's inability to connect with the learning provision. Either a lack of PC access at work or at home, or a busy work environment is preventing them from focussing on learning. Our Learn From Home Programme resolves this issue and the service will be offered as an integral part of our complete e-Learning service proposition."

Mr. Johansson continued: "Futuremedia has secured links with a number of partners for the provision of the necessary hardware, additional software and Internet access, as well as potential providers of leasing arrangements to support clients in the execution of this kind of programme. In general, the reaction of our existing clients has been favourable. We are already in discussion with several significant prospective clients and expect to see an uptake of the product by both existing and new clients."

About Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e- learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Royal Mail, Syngenta, BUPA, BT, Daimler Chrysler, GSK, Channel Four, IDEA and Hilton International. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk.




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"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the ability of the Company to develop and successfully market new products, the ability of the Company to reach profitability, the early stage of the e-learning market, the management of growth, the ability of the Company to continue to attract new funds if and when needed, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
    Media: Kay Phelps,
    Tel: +44(0)1932-761 889,
    e-mail: kay.phelps@btinternet.com

    Investor Relations: Mats Johansson,
    Tel: +44(0)1273-829700,
    e-mail: ir@futuremedia.co.uk